SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☒

Following Dismissal by Tel Aviv District Court of its Request for Injunctive Relief,
Plaintiff Submits Claim in Arbitration in Connection with the Hiring of Four of its
Former Employees by Cimatron

September 23, 2004. Cimatron Limited (Nasdaq:CIMT) today announced that on September 20, 2004 it was served with a claim in arbitration submitted against it by Omega-Adem Technologies Ltd., a privately held Israeli company (“Omega”) engaged in the development of software. This arbitration claim follows the June 2004 dismissal by the Tel Aviv District Court of an April 2004 motion of Omega requesting the court to prohibit Cimatron from hiring four former Russia-based employees of Omega. Omega is seeking damages it alleges it incurred due to the hiring by Cimatron of those employees, based on claims of loss of anticipated profits, unjust enrichment and the breach of a contractual commitment not to hire such employees allegedly made by Cimatron to Omega in the context of the provision of certain outsourcing services to Cimatron by Omega between March 2001 and March 2003. The four employees were among several employees who provided such services to Cimatron. The amount of alleged damages Omega is seeking in it arbitration claim is $20 million, which Cimatron believes is frivolous and without merit and has no relation to the facts relevant to this case.

Cimatron rejects all of the allegations raised by Omega in its claim, including the amount of damages requested by Omega. Cimatron noted that a plaintiff in an arbitration proceeding in Israel is not required to pay a filing fee in connection with a claim submitted in an arbitration proceeding (as opposed to filing a claim with a court, in which the plaintiff is required to pay a fee equal to 2.5% of the amount of the claim). Cimatron therefore believes that, due to the fact that no fee is payable in an arbitration proceeding, Omega has claimed damages in an amount that has no relation to the facts relevant to this case. Cimatron intends to vigorously oppose the claim.

About Cimatron

Cimatron Limited (NASDAQ: CIMT) is a leading provider of integrated CAD/CAM solutions dedicated for the tooling industry. Through its Data-to-Steel product philosophy, Cimatron is committed to providing mold, tool and die makers with comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time. Worldwide, more than 8,500 customers, with over 17,500 installations in the automotive, consumer plastics, and electronics industries, employ Cimatron’s leading CAD/CAM solutions for manufacturing. Founded in 1982, Cimatron Ltd. is publicly traded on the NASDAQ exchange under the symbol CIMT. Cimatron’s subsidiaries and extensive distributor network are located in over 35 countries to serve customers worldwide with complete pre- and post-sales support. For more information, visit our web site at http://www.cimatron.com.

Company Contact
Eli Gendler, CFO
Cimatron Ltd.
972-3-531-2121
elig@cimatron.com

This press release includes forward looking statements, within the meaning of the PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the company’s plans, objectives and expected financial and operating results. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company’s filings, with the Securities and Exchanges Commission. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED

Date: September 23, 2004	By:	/s/ Eli Gendler
Eli Gendler
Chief Financial Officer

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